UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(D)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): October 28, 2024

Investcorp AI Acquisition Corp.

(Exact name of registrant as specified in its charter)

Cayman Islands	001-41383	N/A
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification Number)

Century Yard, Cricket Square
Elgin Avenue
P.O. Box 1111, George Town
Grand Cayman, Cayman Islands	KYI-1102
(Address of principal executive offices)	(Zip Code)

+1 (302) 738-7210

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Securities Exchange Act of 1934:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one Class A ordinary share and one-half of one redeemable warrant	IVCAU	The Nasdaq Stock Market LLC
Class A ordinary shares, par value $0.0001 per share	IVCA	The Nasdaq Stock Market LLC
Redeemable warrants, each warrant exercisable for one Class A ordinary share, each at an exercise price of $11.50 per share	IVCAW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act ☐

Item 7.01.	Regulation FD Disclosure.

On October 28, 2024, Investcorp AI Acquisition Corp. (“SPAC” or “IVCA”) and Bigtincan Holdings Limited (“Bigtincan” or the “Company”) issued a joint press release (the “Press Release”) announcing the release of a question and answer webcast (the “Webcast”) in connection with the previously announced Business Combination Agreement (the “BCA”) and Scheme Implementation Deed (the “SID”), each dated October 21, 2024, by and among SPAC, the Company, Bigtincan Limited, a Cayman Islands exempted company (“Pubco”), and BTH Merger Sub Limited, a Cayman Islands exempted company and direct, wholly owned subsidiary of Pubco (“Merger Sub”). The BCA and SID were announced on SPAC’s Current Report on Form 8-K filed with the SEC on October 21, 2024.

A copy of the Press Release relating to the Webcast is furnished herewith as Exhibit 99.1 and incorporated into this Item 7.01 by reference.

Furnished herewith as Exhibit 99.2 and incorporated into this Item 7.01 by reference is the Webcast script (the “Webcast Script”) that was used to discuss the transactions contemplated by the BCA and SID (the “Transaction”) described above and referenced in the Press Release.

The information in this Item 7.01, including each of Exhibits 99.1 and 99.2, is furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise be subject to the liabilities of that section, nor shall it be deemed to be incorporated by reference in any filing under the Securities Act of 1933, as amended (the “Securities Act”), or the Exchange Act, except as expressly set forth by specific reference in such filing.

Cautionary Note Regarding Forward-Looking Statements

This Current Report on Form 8-K includes certain statements that are not historical facts but are forward-looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995, as amended. Forward-looking statements are generally accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” and similar expressions that predict or indicate future events or trends that are not statements of historical matters. These forward-looking statements are based on various assumptions, whether or not identified in this Current Report on Form 8-K, and on current expectations of the respective management of the Company or the SPAC and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and may differ materially from assumptions. Many actual events and circumstances are beyond the control of the Company or the SPAC. Potential risks and uncertainties that could cause the actual results to differ materially from those expressed or implied by forward-looking statements include, but are not limited to: the outcome of any legal proceedings that may be instituted in connection with the Transaction, delays in obtaining or the inability to obtain necessary regulatory approvals or complete regulatory reviews required to complete the Transaction, the risk that the Transaction disrupts current plans and operations, the inability to recognize the anticipated benefits of the Transaction, which may be affected by, among other things, competition, the ability of Pubco to grow and manage growth profitably with customers and suppliers and retain key employees, costs related to the Transaction, the risk that the Transaction does not close in the first quarter of 2025 or at all, changes in applicable laws or regulations, the possibility that the Company or the SPAC may be adversely affected by other economic, business, and/or competitive factors, economic uncertainty caused by the impacts from the conflict in Russia and Ukraine and rising levels of inflation and interest rates, the risk that the approval of the Company Shareholders of the Transaction is not obtained, the risk that the approval of the shareholders of SPAC for the Transaction is not obtained, the risk that the PIPE Investment (as such term is defined in the BCA) is not completed prior to the closing of the Transaction or at all, the risk that even if the PIPE Investment is completed, it will not be sufficient to fund the execution of Pubco’s business plan, the amount of redemption requests made by the SPAC’s shareholders and the amount of funds remaining in the SPAC’s trust account after the satisfaction of such requests, the Company’s and the SPAC’s ability to satisfy the conditions to closing of the Transaction, the risks discussed in the Company’s public reports filed with the Australian Securities Exchange (the “ASX”), and the risks discussed in the SPAC’s public reports filed with the U.S. Securities and Exchange Commission (the “SEC”), including its Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, and Current Reports on Form 8-K, as well as preliminary and definitive proxy statements/prospectuses and other filings that Pubco, SPAC and/or the Company intend to file with the SEC or the ASX in connection with the Transaction. If any of these risks materialize or the Company’s or the SPAC’s assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither the Company or the SPAC presently know or that the Company or the SPAC believe are immaterial, that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect the Company’s and the SPAC’s expectations, plans, or forecasts of future events and views as of the date of this Current Report on Form 8-K. The Company and the SPAC anticipate that subsequent events and developments may cause their assessments to materially change. The Company and the SPAC specifically disclaim any obligation to update or revise any forward-looking statements, except as required by law. These forward-looking statements should not be relied upon as representing the Company’s or the SPAC’s assessments as of any date subsequent to the date of this Current Report on Form 8-K. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Important Information for Investors and Stockholders

This communication is being made in respect of the proposed Transaction involving Pubco, the SPAC and the Company. In connection with the Transaction, Pubco intends to file wit the SEC a registration statement on Form F-4 (the “Registration Statement”) containing a preliminary proxy statement of SPAC and a preliminary prospectus of Pubco and after the Registration Statement is declared effective, SPAC will mail a definitive proxy statement/prospectus and proxy cards relating to the Transaction to its shareholders entitled to vote at the extraordinary general meeting to be called by SPAC related to the proposed Transaction. This Form 8-K, the Press Release, and the Webcast are not substitutes for the Registration Statement, such proxy statement/prospectus, or any other document that Bigtincan, Pubco, or SPAC may file with the SEC or ASX or send to their respective shareholders in connection with the proposed Transaction and is not intended to form the basis of any investment decision or any other decision in respect of the Transaction. SPAC’s shareholders, Bigtincan’s shareholders, and other interested persons are advised to reach, when available, the Registration Statement, the preliminary proxy statement/prospectus, and the amendments thereto and the definitive proxy statement/prospectus and other documents filed in connection with the Transaction, as these materials will contain important information about Bigtincan, Pubco, SPAC, and the Transaction. When available, the definitive proxy statement/prospectus and other relevant materials for the Transaction will be mailed to shareholders of SPAC as of a record date to be established for voting on the Transaction. SPAC’s shareholders will also be able to obtain copies of the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus, and other documents filed with the SEC, without charge, once available, at the SEC’s website at www.sec.gov, on SPAC’s website at www.investcorpspac.com/ or by directing a request to Investcorp AI Acquisition Corp., Century Yard, Cricket Square, Elgin Avenue, PO Box 1111, George Town, Grand Caymon, Cayman Islands KY-1102 (phone number +1 (345) 949-5122).

No Offer or Solicitation

SPAC and its directors and executive officers may be deemed participants in the solicitation of proxies from its shareholders with respect to the Transaction. Investors and shareholders may obtain more detailed information regarding the names, affiliations, and interests of SPAC’s executive officers and directors by reading SPAC’s Annual Report on Form 10-K for the fiscal year ended December 31, 2023 and its subsequent filings under the U.S. Securities Exchange Act of 1934, as amended, the Registration Statement, and the proxy statement/prospectus when it becomes available, and other relevant materials that will be filed with the SEC in connection with the proposed Transaction when they become available. Information concerning the interests of the SPAC’s participations in the solicitation, which may, in some cases, be different than those of the SPAC shareholders generally, will be set forth in the proxy statement/prospectus relating to the proposed Transaction when it becomes available. Bigtincan, Pubco, and their respective directors and executive officers may also be deemed to be participants in the solicitation of proxies from the shareholders of SPAC in connection with the Transaction. A list of the names of such directors and executive officers and information regarding their interests in the Transaction will be included in the Registration Statement and the proxy statement/prospectus for the Transaction when available.

Investment in any securities described in this Form 8-K, the Press Release, and the Webcast have not been approved or disapproved by the SEC, any state securities commission, or any other regulatory authority not has any authority passed upon or endorsed the merits of the Transaction or the accuracy or adequacy of the information contained in this Form 8-K, the Press Release, or the Webcast. Any representation to the contrary is a criminal offense.

Item 9.01.	Financial Statements and Exhibits

Exhibit No.	Description

99.1	Press Release, dated October 28, 2024

99.2	Webcast Script, dated October 28, 2024

104	Cover Page Interactive Data File (embedded within the inline XBRL Document)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: October 28, 2024	Investcorp AI Acquisition Corp.

	By:	/s/ Nikhil Kalghatgi
	Name:	Nikhil Kalghatgi
	Title:	Principal Executive Officer and Director

Exhibit 99.1

Investcorp AI Acquisition Corp. Releases Question and Answer Webcast

New York, NY – October 28, 2024 –Investcorp AI Acquisition Corp. (Nasdaq: IVCA) (“SPAC”), a publicly traded special purpose acquisition company, announced a question-and-answer webcast (the “Webcast”) discussing its recently announced proposed business combination with Bigtincan Holdings Limited (ASX: BTH) (“Bigtincan” or the “Company”) which has been published on SPAC’s website. The Webcast can be accessed by visiting https://www.investcorpspac.com/AI.

The Company, SPAC, BTH Merger Sub Limited (“Merger Sub”), and Bigtincan Limited (“Pubco”) recently announced that they have entered into definitive agreements for a business combination that will, subject to approval by the Company’s shareholders and the SPAC’s shareholders and other customary conditions to closing, result in Bigtincan becoming a wholly owned subsidiary of Pubco, and Pubco being listed on Nasdaq. The closing of the proposed business combination is currently expected to occur in the first quarter of 2025.

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The above information is not and is not intended to constitute financial advice, or an offer or an invitation, solicitation or recommendation to acquire or sell any Bigtincan Holdings Limited (“Bigtincan”) securities, Investcorp AI Acquisition Corp. (“SPAC”) securities, or other financial products in any jurisdiction and is not a disclosure document or other offering document under Australian law, U.S. law, or any other applicable law. Actual results, performance or achievements of Bigtincan, Bigtincan Limited (“Pubco”), or SPAC could be materially different from those expressed in, or implied by, any forward-looking statements contained herein. This information is for information purposes only.

The above information does not constitute (i) a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the transactions contemplated by the business combination agreement (“BCA”) and scheme implementation deed (“SID”), each entered into among Bigtincan, SPAC, BTH Merger Sub Limited and Pubco (such transactions, collectively, the “Transaction”) described herein or (ii) an offer to sell, a solicitation of an offer to buy or a recommendation to purchase, any securities of Bigtincan, SPAC, Pubco, any of their respective affiliates or any entities formed for the purposes of consummating the Transaction. Any such offering of securities will only be made by means of a registration statement (including a proxy statement/prospectus) filed with the U.S. Securities and Exchange Commission (the “SEC”) after such registration statement becomes effective. No offering of securities shall be made except by means of a prospectus meeting the requirements of the U.S. Securities Act of 1933, as amended.

This press release includes certain statements that are not historical facts but are forward-looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995, as amended. Forward-looking statements are generally accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” and similar expressions that predict or indicate future events or trends that are not statements of historical matters. These forward-looking statements are based on various assumptions, whether or not identified in this press release, and on current expectations of the respective management of Bigtincan or SPAC and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and may differ materially from assumptions. Many actual events and circumstances are beyond the control of Bigtincan or SPAC. Potential risks and uncertainties that could cause the actual results to differ materially from those expressed or implied by forward-looking statements include, but are not limited to: the outcome of any legal proceedings that may be instituted in connection with the Transaction, delays in obtaining or the inability to obtain necessary regulatory approvals or complete regulatory reviews required to complete the Transaction, the risk that the Transaction disrupts current plans and operations, the inability to recognize the anticipated benefits of the Transaction, which may be affected by, among other things, competition, the ability of Pubco to grow and manage growth profitably with customers and suppliers and retain key employees, costs related to the Transaction, the risk that the Transaction does not close in the first quarter of 2025 or at all, changes in applicable laws or regulations, the possibility that Bigtincan or SPAC may be adversely affected by other economic, business, and/or competitive factors, economic uncertainty caused by the impacts from the conflict in Russia and Ukraine and rising levels of inflation and interest rates, the risk that the approval of Bigtincan shareholders of the Transaction is not obtained, the risk that the approval of the shareholders of SPAC for the Transaction is not obtained, the risk that the PIPE Investment (as such term is defined in the BCA) is not completed prior to the closing of the Transaction or at all, the risk that even if the PIPE Investment is completed, it will not be sufficient to fund the execution of Pubco’s business plan, the amount of redemption requests made by SPAC’s shareholders and the amount of funds remaining in SPAC’s trust account after the satisfaction of such requests, Bigtincan’s and SPAC’s ability to satisfy the conditions to closing of the Transaction, the risks discussed in Bigtincan’s public reports filed with the Australian Securities Exchange (the “ASX”), and the risks discussed in SPAC’s public reports filed with the SEC, including its Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, and Current Reports on Form 8-K, as well as preliminary and definitive proxy statements/prospectuses and other filings that Pubco, SPAC and/or Bigtincan intend to file with the SEC or the ASX in connection with the Transaction. If any of these risks materialize or Bigtincan’s or SPAC’s assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither Bigtincan or SPAC presently know or that Bigtincan or SPAC believe are immaterial, that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Bigtincan’s and SPAC’s expectations, plans, or forecasts of future events and views as of the date of this press release. Bigtincan and SPAC anticipate that subsequent events and developments may cause their assessments to materially change. Bigtincan and SPAC specifically disclaim any obligation to update or revise any forward-looking statements, except as required by law. These forward-looking statements should not be relied upon as representing Bigtincan’s or SPAC’s assessments as of any date subsequent to the date of this press release. Accordingly, undue reliance should not be placed upon the forward-looking statements.

None of Bigtincan, Pubco, BTH Merger Sub Limited, or SPAC warrants or represents that the above information is free from errors, omissions or misrepresentations or is suitable for your intended use. The above information has been prepared without taking account of any person’s investment objectives, financial situation or particular needs and nothing contained in the above information constitutes investment, legal, tax or other advice. The above information may not be suitable for your specific needs and should not be relied upon by you in substitution of you obtaining independent advice. Subject to any terms implied by law and which cannot be excluded, none of Bigtincan, SPAC, or Pubco, or any of their respective affiliates accepts any responsibility for any loss, damage, cost or expense (whether direct or indirect) incurred by you as a result of any error, omission or misrepresentation in the above information.

In connection with the Transaction, Pubco intends to file with the SEC a registration statement on Form F-4 (the “Registration Statement”) containing a preliminary proxy statement of SPAC and a preliminary prospectus of Pubco and after the Registration Statement is declared effective, SPAC will mail a definitive proxy statement/prospectus and proxy cards relating to the Transaction to its shareholders entitled to vote at the extraordinary general meeting to be called by SPAC related to the proposed Transaction. This presentation is not a substitute for the Registration Statement, such proxy statement/prospectus, or any other document that Bigtincan, Pubco, or SPAC may file with the SEC or ASX or send to their respective shareholders in connection with the proposed Transaction and does not contain all the information that should be considered concerning the Transaction and is not intended to form the basis of any investment decision or any other decision in respect of the Transaction. SPAC’s shareholders, Bigtincan’s shareholders, and other interested persons are advised to read, when available, the Registration Statement, the preliminary proxy statement/prospectus and the amendments thereto and the definitive proxy statement/prospectus and other documents filed in connection with the Transaction, as these materials will contain important information about Bigtincan, Pubco, SPAC and the Transaction. When available, the definitive proxy statement/prospectus and other relevant materials for the Transaction will be mailed to shareholders of SPAC as of a record date to be established for voting on the Transaction. SPAC’s shareholders will also be able to obtain copies of the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus and other documents filed with the SEC, without charge, once available, at the SEC’s website at www.sec.gov, on SPAC’s website at www.investcorpspac.com/ or by directing a request to: Investcorp AI Acquisition Corp., Century Yard, Cricket Square, Elgin Avenue, PO Box 1111, George Town, Grand Cayman, Cayman Islands KY1-1102 (phone number: +1 (345) 949-5122).

SPAC and its directors and executive officers may be deemed participants in the solicitation of proxies from its shareholders with respect to the Transaction. Investors and shareholders may obtain more detailed information regarding the names, affiliations, and interests of SPAC’s executive officers and directors by reading SPAC’s Annual Report on Form 10-K for the fiscal year ended December 31, 2023 and its subsequent filings under the U.S. Securities Exchange Act of 1934, as amended, the Registration Statement, and the proxy statement/prospectus when it becomes available, and other relevant materials that will be filed with the SEC in connection with the proposed Transaction when they become available. Information concerning the interests of the SPAC’s participations in the solicitation, which may, in some cases, be different than those of the SPAC shareholders generally, will be set forth in the proxy statement/prospectus relating to the proposed Transaction when it becomes available. Bigtincan, Pubco, and their respective directors and executive officers may also be deemed to be participants in the solicitation of proxies from the shareholders of SPAC in connection with the Transaction. A list of the names of such directors and executive officers and information regarding their interests in the Transaction will be included in the Registration Statement and the proxy statement/prospectus for the Transaction when available.

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE TRANSACTION OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Exhibit 99.2

Jane:

Recently, Bigtincan Holdings Limited (“Bigtincan”) announced its entry into a Business Combination Agreement and Scheme Implementation Deed with Investcorp AI Acquisition Corp. (“IAAC”). The proposed transaction (the “Transaction”) also contemplates a US $12.5 million investment commitment by Investcorp Cayman Holdings Limited (“Investcorp”), an affiliate of the sponsor of IAAC. With me today is Harsh Shethia, a 22-year veteran of Investcorp and advisor to IAAC.

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1

Jane: Harsh, thank you for joining us today. Could you start by explaining why IAAC chose to partner with Bigtincan, and what makes this Transaction unique?

Harsh: Absolutely, thank you for having me Jane. As you know, Investcorp has been making private equity investments globally for more than 40 years, having invested in approximately 270 deals across multiple sectors. Of these, a number of investments have been in enterprise software businesses, where Investcorp and its affiliates have enjoyed good success.

Bigtincan fits the profile of the types of enterprise software businesses that Investcorp and its affiliates have been able to unlock value from in the past through a combination of supporting organic growth, tuck-in acquisitions, and value re-rating as a predominantly US business.

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2

Jane: What makes Bigtincan stand out to you, Harsh, versus its competitors?

Harsh: Bigtincan is a leader in the sales enablement space and an early adopter of AI. Bigtincan’s software is used by more than two million people across over 1,000 companies, including more than 100 of the Fortune 500. That’s a fantastic starting point. Sales enablement through software so far has largely been a “nice to have” feature. Productivity gains from AI tools shifts this to a “must have” feature for organizations with large, distributed sales teams and partners. Bigtincan is uniquely positioned to take advantage of this inflection point.

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3

Jane: Some shareholders may wonder how this Transaction benefits them specifically. Can you explain the value proposition for them?

Harsh: IAAC believes that the current valuation of Bigtincan shares on the ASX is not reflective of the potential of the business. Through IAAC’s proposed business combination with Bigtincan and concurrent listing on the Nasdaq, and working closely with the BTH board and management team, we hope to unlock the potential value of BTH over the medium-term. The key elements of seeking to achieve this goal are: (i) infusing growth capital; (ii) supporting a proposed AI innovation hub in Australia; (iii) targeting value accretive acquisitions; (iv) and incentivizing BTH employees to achieve a “rule of 30,” which is defined as revenue growth plus EBITDA margin of 30%.

While there is no guarantee these goals can be achieved and it is uncertain how the market will value the business, IAAC’s thesis is that Bigtincan has the potential, assuming execution of the key elements and favourable market conditions, to achieve a significant uplift to its valuation multiple over the medium-term consistent with similar listed peers in the U.S.

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4

Jane: After the completion of the Transaction, it is expected that Bigtincan’s business will be listed on Nasdaq. How does the move from ASX to Nasdaq help Bigtincan grow?

Harsh: Nasdaq is the home of technology giants and innovation-focused public companies. I believe that a Nasdaq listing will provide access to a deeper capital pool, be more attractive for acquiring and retaining talent, and be a better reference point for gaining new customers globally.

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5

Jane: Let’s talk about Investcorp’s commitment. Why did Investcorp decide to invest $12.5 million into this Transaction?

Harsh: Investcorp is a believer in aligning interests to generate a win-win outcome for all stakeholders. Investcorp made a meaningful investment in establishing IAAC, which provides a path to Nasdaq listing for Bigtincan. Investcorp is also committed to investing $12.5 million into Bigtincan’s business when the Transaction closes. Following the closing of the Transaction, it is expected that Investcorp will own approximately 20% of the equity of Bigtincan on Nasdaq at a cost per BTH share equivalent of roughly A$0.22.1 Investcorp hopes to achieve favourable private equity style returns of around 3x on capital it deploys over the medium-term. Should that outcome occur BTH shareholders who continue with the company’s potential growth journey will also stand to benefit from this value creation.

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6

Jane: The AI Technology Development Centre in Hobart has been mentioned. Could you tell us more about this initiative and why it’s significant?

Harsh: The AI Technology Development Centre is an important part of management’s plan. The Centre is expected to be based in Hobart, and post the business combination with IAAC, the team wants to leverage Bigtincan’s existing resources to push AI innovation even further. This move will not only enhance Bigtincan’s capabilities but also solidify its role as a leader in AI for sales enablement on a global scale.

[1]

The percentage of Bigtincan Limited shares that Investcorp will own post-Transaction will depend on a number of factors, including the number of Bigtincan Limited shares sold to PIPE investors, the amount of redemptions made by IAAC shareholders, and the take up of any cash election that may be offered. This percentage assumes that there will be US$15 million in cash elections made in the Transaction, US$37.5 million of PIPE investment at US$10 per Bigtincan Limited share, 952,291 Bigtincan Limited shares issued in exchange for performance rights, service rights, and employee options, and 100% redemption of IAAC shares, other than 5,500,000 shares held by IAAC’s sponsor.

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About Investcorp AI Acquisition Corp. (NASDAQ: IVCA)

Investcorp AI Acquisition Corp. is a blank check company that was formed for the purpose of effecting a merger, amalgamation, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses or entities. Investcorp AI Acquisition Corp. is focusing on AI related investments to take advantage of the impact of AI in the global economy.

Investcorp Overview

Investcorp is a global investment manager, specializing in alternative investments across private equity, real assets and credit. Founded in 1982, Investcorp focuses on generating attractive returns for clients while creating long-term value in investee companies and for shareholders as a prudent and responsible investor. Investcorp has today 14 offices across the US, Europe, GCC and Asia, including India, China, Japan, and Singapore. Currently, Investcorp Group has approximately US$53 billion in total AUM, including assets managed by third party managers, and employs approximately 500 people from 50 nationalities globally across its offices.

Investcorp has provided Bigtincan with a view to its strategic investment strategy in AI technologies, and they see the Bigtincan business becoming an important cornerstone of their investment portfolio in and around the AI space. Investcorp has indicated that, if the Transaction is implemented, it intends to help grow the Bigtincan business in the US and globally, as a recognized leader in AI powered sales enablement.

Investcorp has sponsored the creation of Investcorp AI Acquisition Corp. which is focused on identifying globally leading AI technologies and assets and creating a leading global provider of AI technologies with Bigtincan as a cornerstone of that strategy. Investcorp has also provided guidance that it intends to establish an AI Technology Development Centre in Hobart Tasmania based around existing Bigtincan resources.

Bigtincan Overview

Bigtincan is a leading software development group focused on the sales enablement and engagement market. The company provides a comprehensive range of tools for Sales Content Management (Bigtincan Content Hub), Sales Readiness (Learning Hub) and Sales Engagement (Engagement Hub). These Hubs and associated technologies and features are used primarily by larger enterprise organisations looking to create a better sales experience for their customers in today’s more digital and remote world.

Bigtincan operates globally with users in over 50 countries and with a solution localised into more than 40 languages. The business continues to expand its global footprint while maintaining its registered head office in Sydney, Australia. The global go-to-market strategy continues to be led from Boston, Massachusetts, USA, with sales resources throughout the USA, as well as customer facing resources in Tokyo, London, Copenhagen, and throughout the USA as well as in Sydney.

Bigtincan services in excess of 100 Fortune 500 Companies as clients and has over 2,000 customer deployments globally.

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The above information is not and is not intended to constitute financial advice, or an offer or an invitation, solicitation or recommendation to acquire or sell any Bigtincan Holdings Limited (“Bigtincan”) securities, Investcorp AI Acquisition Corp. (“SPAC”) securities, or other financial products in any jurisdiction and is not a disclosure document or other offering document under Australian law, U.S. law, or any other applicable law. Actual results, performance or achievements of Bigtincan, Bigtincan Limited (“Pubco”), or SPAC could be materially different from those expressed in, or implied by, any forward-looking statements contained herein. This information is for information purposes only.

The above information does not constitute (i) a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the transactions contemplated by the business combination agreement (the “BCA”) and scheme implementation deed (“SID”), each entered into among Bigtincan, SPAC, BTH Merger Sub Limited, and Pubco (such transactions, collectively,(the “Transaction”) described herein or (ii) an offer to sell, a solicitation of an offer to buy or a recommendation to purchase, any securities of Bigtincan, SPAC, Pubco, any of their respective affiliates or any entities formed for the purposes of consummating the Transaction. Any such offering of securities will only be made by means of a registration statement (including a proxy statement/prospectus) filed with the U.S. Securities and Exchange Commission (the “SEC”) after such registration statement becomes effective. No offering of securities shall be made except by means of a prospectus meeting the requirements of the U.S. Securities Act of 1933, as amended.

This press release includes certain statements that are not historical facts but are forward-looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995, as amended. Forward-looking statements are generally accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” and similar expressions that predict or indicate future events or trends that are not statements of historical matters. These forward-looking statements are based on various assumptions, whether or not identified in this press release, and on current expectations of the respective management of Bigtincan or SPAC and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and may differ materially from assumptions. Many actual events and circumstances are beyond the control of Bigtincan or SPAC. Potential risks and uncertainties that could cause the actual results to differ materially from those expressed or implied by forward-looking statements include, but are not limited to: the outcome of any legal proceedings that may be instituted in connection with the Transaction, delays in obtaining or the inability to obtain necessary regulatory approvals or complete regulatory reviews required to complete the Transaction, the risk that the Transaction disrupts current plans and operations, the inability to recognize the anticipated benefits of the Transaction, which may be affected by, among other things, competition, the ability of Pubco to grow and manage growth profitably with customers and suppliers and retain key employees, costs related to the Transaction, the risk that the Transaction does not close in the first quarter of 2025 or at all, changes in applicable laws or regulations, the possibility that Bigtincan or SPAC may be adversely affected by other economic, business, and/or competitive factors, economic uncertainty caused by the impacts from the conflict in Russia and Ukraine and rising levels of inflation and interest rates, the risk that the approval of Bigtincan shareholders of the Transaction is not obtained, the risk that the approval of the shareholders of SPAC for the Transaction is not obtained, the risk that the PIPE Investment (as such term is defined in the BCA) is not completed prior to the closing of the Transaction or at all, the risk that even if the PIPE Investment is completed, it will not be sufficient to fund the execution of Pubco’s business plan, the amount of redemption requests made by SPAC’s shareholders and the amount of funds remaining in SPAC’s trust account after the satisfaction of such requests, Bigtincan’s and SPAC’s ability to satisfy the conditions to closing of the Transaction, the risks discussed in Bigtincan’s public reports filed with the Australian Securities Exchange (the “ASX”), and the risks discussed in SPAC’s public reports filed with the SEC, including its Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, and Current Reports on Form 8-K, as well as preliminary and definitive proxy statements/prospectuses and other filings that Pubco, SPAC and/or Bigtincan intend to file with the SEC or the ASX in connection with the Transaction. If any of these risks materialize or Bigtincan’s or SPAC’s assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither Bigtincan or SPAC presently know or that Bigtincan or SPAC believe are immaterial, that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Bigtincan’s and SPAC’s expectations, plans, or forecasts of future events and views as of the date of this press release. Bigtincan and SPAC anticipate that subsequent events and developments may cause their assessments to materially change. Bigtincan and SPAC specifically disclaim any obligation to update or revise any forward-looking statements, except as required by law. These forward-looking statements should not be relied upon as representing Bigtincan’s or SPAC’s assessments as of any date subsequent to the date of this press release. Accordingly, undue reliance should not be placed upon the forward-looking statements.

None of Bigtincan, Pubco, BTH Merger Sub Limited (“Merger Sub”), or SPAC warrants or represents that the above information is free from errors, omissions or misrepresentations or is suitable for your intended use. The above information has been prepared without taking account of any person’s investment objectives, financial situation or particular needs and nothing contained in the above information constitutes investment, legal, tax or other advice. The above information may not be suitable for your specific needs and should not be relied upon by you in substitution of you obtaining independent advice. Subject to any terms implied by law and which cannot be excluded, none of Bigtincan, SPAC, Pubco, or any of their respective affiliates accept any responsibility for any loss, damage, cost or expense (whether direct or indirect) incurred by you as a result of any error, omission or misrepresentation in the above information.

In connection with the Transaction, Pubco intends to file with the SEC a registration statement on Form F-4 (the “Registration Statement”) containing a preliminary proxy statement of SPAC and a preliminary prospectus of Pubco and after the Registration Statement is declared effective, SPAC will mail a definitive proxy statement/prospectus and proxy cards relating to the Transaction to its shareholders entitled to vote at the extraordinary general meeting to be called by SPAC related to the proposed Transaction. This presentation is not a substitute for the Registration Statement, such proxy statement/prospectus, or any other document that Bigtincan, Pubco, or SPAC may file with the SEC or ASX or send to their respective shareholders in connection with the proposed Transaction and does not contain all the information that should be considered concerning the Transaction and is not intended to form the basis of any investment decision or any other decision in respect of the Transaction. SPAC’s shareholders, Bigtincan’s shareholders, and other interested persons are advised to read, when available, the Registration Statement, the preliminary proxy statement/prospectus and the amendments thereto and the definitive proxy statement/prospectus and other documents filed in connection with the Transaction, as these materials will contain important information about Bigtincan, Pubco, SPAC and the Transaction. When available, the definitive proxy statement/prospectus and other relevant materials for the Transaction will be mailed to shareholders of SPAC as of a record date to be established for voting on the Transaction. SPAC’s shareholders will also be able to obtain copies of the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus and other documents filed with the SEC, without charge, once available, at the SEC’s website at www.sec.gov, on SPAC’s website at www.investcorpspac.com/ or by directing a request to: Investcorp AI Acquisition Corp., Century Yard, Cricket Square, Elgin Avenue, PO Box 1111, George Town, Grand Cayman, Cayman Islands KY1-1102 (phone number: +1 (345) 949-5122).

SPAC and its directors and executive officers may be deemed participants in the solicitation of proxies from its shareholders with respect to the Transaction. Investors and shareholders may obtain more detailed information regarding the names, affiliations, and interests of SPAC’s executive officers and directors by reading SPAC’s Annual Report on Form 10-K for the fiscal year ended December 31, 2023 and its subsequent filings under the U.S. Securities Exchange Act of 1934, as amended, the Registration Statement, and the proxy statement/prospectus when it becomes available, and other relevant materials that will be filed with the SEC in connection with the proposed Transaction when they become available. Information concerning the interests of the SPAC’s participations in the solicitation, which may, in some cases, be different than those of the SPAC shareholders generally, will be set forth in the proxy statement/prospectus relating to the proposed Transaction when it becomes available. Bigtincan, Pubco, and their respective directors and executive officers may also be deemed to be participants in the solicitation of proxies from the shareholders of SPAC in connection with the Transaction. A list of the names of such directors and executive officers and information regarding their interests in the Transaction will be included in the Registration Statement and the proxy statement/prospectus for the Transaction when available.

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE TRANSACTION OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.